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PRUDENTIAL MUNICIPAL SERIES FUND/HAWAII INCOME SERIES

May 5, 1997

Dear Shareholder:

You may be aware that the Trustees of Prudential Municipal Series Fund/Hawaii Income Series have recently approved a proposal to exchange the assets and liabilities of your Series for Class A shares of Prudential National Municipals Fund, Inc. The enclosed proxy materials describe this proposal in detail. If the proposal is approved by the shareholders and implemented, you will automatically receive shares of Prudential National Municipals Fund in exchange for your shares of Hawaii Income Series.

The Trustees and I strongly recommend that you vote FOR the proposal. We believe that this transaction serves your interests in the following ways:

- SIMILAR STRATEGIES. The funds' investment objectives and strategies, while not identical, are similar. Both funds invest primarily in long-term, investment grade, tax-exempt municipal bonds. While Hawaii Income Series seeks to provide income exempt from federal and Hawaii state income taxes, the Prudential National Municipals Fund seeks income exempt from only federal income taxes.

- GREATER INVESTMENT OPPORTUNITY. Increasingly, single state series have had difficulty finding attractive issues due to a shrinking municipal supply, making portfolio diversification a challenge. In contrast, the Prudential National Municipals Fund is nationally diversified, enabling it to invest in a wider range of municipal bond investment opportunities with less susceptibility to the risks associated with investments concentrated in a single state. The National Municipals Fund's investment policies and risks are detailed in the enclosed prospectus.

- EXPENSE LEVELS. Hawaii Income Series has relatively few assets and has not been able to attract new assets. Additionally, it has operated with relatively high expense ratios before voluntary expense subsidies and management fee waivers by the Manager. Because the Manager's fee waiver and expense subsidy are voluntary and are not specified as to duration, they can be eliminated at any time.

- POTENTIAL FOR HIGHER INCOME GENERALLY EXEMPT FROM FEDERAL INCOME TAXES. The municipal obligations held by National Municipals Fund have historically had a higher gross yield than the obligations in Hawaii Income Series' portfolio and National Municipals Fund has lower expense ratios than Hawaii Income Series before applicable management fee waivers and/or expense subsidy due to its appreciably larger size. Past performance is no guarantee of future results.

Please read the enclosed materials carefully for more complete information. Your vote is important, no matter how many shares you own. Voting your shares early may permit your Series to avoid costly follow-up mail and telephone solicitation. After you have reviewed the enclosed materials, please complete, date and sign your proxy card and mail it in the enclosed postage-paid return envelope today.

We value your investment and thank you for the confidence you've placed in Prudential Mutual Funds.

Sincerely,

 /s/ Brian M. Storms

Brian M. Storms
PRESIDENT, Prudential Mutual Funds and Annuities

Prudential Municipal Series Fund, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 09102-4097